

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Fred P. Lampropoulos
President, Chief Executive Officer and Director
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

> **Re: Merit Medical Systems, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2024**
> **File No. 000-18592**

Dear Fred P. Lampropoulos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program